[AUGUSTA GOLD LETTERHEAD]

December 20, 2023

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated November 27, 2023
Augusta Gold Corp.
Annual Report on Form 10-K for the fiscal year ended December 31, 2022
Filed March 16, 2023
File No. 000-54653

Ladies and Gentlemen:

This letter responds to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in your letter dated November 27, 2023 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Annual Report”) of Augusta Gold Corp. (the “Company”, or “our”). For your convenience, the Company’s numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter. In response to certain of the Staff’s comments the Company has amended its disclosure in the Annual Report in Amendment No. 1 to the Annual Report filed concurrently herewith (the “Amended Annual Report”). The Company makes such revisions in the spirit of cooperation with the Staff and in making such amendments does not thereby make any admission as to the material nature of such amendments to the disclosure in the Annual Report as originally filed.

Our responses are as follows:

Form 10-K

Mineral Resources Estimates, page 18

Staff Comment No. 1

1.	Please modify your filing and include the cutoff grade with your resource disclosures, define the cutoff grade as either a marginal/incremental cutoff grade or breakeven cutoff grade and explain, with particularity, your reasons for using the selected commodity price, including any material assumptions used to make this selection. See Items 1302(d)(2) and 1304(d) of Regulation S-K.

United States Securities and Exchange Commission

December 20, 2023

Company Response No. 1

1.	The Company acknowledges the Staff’s comment and has amended the disclosure in the Amended Annual Report regarding its Mineral Resource Estimates to include the cutoff grade and related disclosure as requested by the Staff.

Exhibit Index, page 52

Staff Comment No. 2

2.	Please modify your filing and list your applicable technical reports in the Exhibit Index.

Company Response No. 2

2.	The Company acknowledges the Staff’s comment and notes that Item 601(96)(i) of Regulation S-K directs the registrant to Item 1302(b) of Regulation S-K in determining whether the filing of a technical report summary with an Exchange Act report is required. Pursuant to Item 1302(b) of Regulation S-K, the filing of the technical report summary is only required where (i) the registrant is disclosing for the first time mineral reserves or mineral resources or where there is a material change in mineral reserves or mineral resources from the last technical report summary filed for the property or (ii) the registrant files a technical report summary to support the disclosure of exploration results or there is a material change in exploration results. As the Company previously disclosed its mineral resources for each of its material properties, previously filed its technical report summaries at the time of initial disclosure thereof, there have not been any material changes in the disclosure mineral resources and the Company is not relying on the technical reports for disclosure of exploration results or material changes thereto, the Company did not believe that filing of the technical reports was required with the Annual Report. In the spirit of cooperation with the Staff, the Company has added the technical reports to its Exhibit Index in the Amended Annual Report.

Exhibit 96.1 - Bullfrog

Data Verification, Chapter 9, page E-9

Staff Comment No. 3

3.	Please modify your filing and provide the qualified person’s opinion regarding the adequacy of the data and verification procedures for the purposes of the technical report summary as required the by Item 601(b)(96)(iii)(b)(9)(iii) of Regulation S-K.

Company Response No. 3

3.	The Company acknowledges the Staff’s comment and has amended the technical report summary filed with the Amended Annual Report to provide the qualified person’s opinion regarding the adequacy of the data and verification procedures for the purposes of the technical report summary.

United States Securities and Exchange Commission

December 20, 2023

Exhibits 96.1 Bullfrog and 99.1 Reward

Mineral Processing and Metallurgical Testing, Chapter 10, page E-10

Staff Comment No. 4

4.	Please modify your filing and include the QP’s opinion on the adequacy of the metallurgical data as required by Item 601(b)(96)(iii)(B)(10)(v) of Regulation S-K.

Company Response No. 4

4.	The Company acknowledges the Staff’s comment and has amended its technical report summaries filed with the Amended Annual Report to provide the qualified person’s on the adequacy of the metallurgical data.

Exhibits 96.1 Bullfrog and 99.1 Reward

Mineral Resource Estimates, Chapter 11, page E-11

Staff Comment No. 5

5.	Please modify your filing and explain with particularity, your reasons for using the selected commodity price, including the material assumptions underlying this selection. See Item 1302(d)(2) of Regulation S-K.

Company Response No. 5

5.	The Company acknowledges the Staff’s comment and has amended its technical report summaries filed with the Amended Annual Report to explain with particularity, our reasons for using the selected commodity price, including the material assumptions underlying this selection.

Should you have any further comments or questions about the Amended Annual Report or this letter, please contact our legal counsel, Jason K. Brenkert of Dorsey & Whitney LLP at 303-352-1133 or brenkert.jason@dorsey.com. We thank you for your time and attention.

Very truly yours,

AUGUSTA GOLD CORP.

By:	/s/ Purni Parikh
Name: Purni Parikh
Title: Senior VP, Corporate Affairs and Corporate Secretary